SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         -------------------------------
                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1

                               RECOTON CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


           NEW YORK                             11-1771737
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(State of incorporation or organization)       (IRS Employer
                                             Identification No.)

2950 LAKE EMMA RD, LAKE MARY, FL 32746                 10022
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(Address of principal executive offices)             (Zip Code)

If this Form relates to the            If this Form relates to the
registration of a class of             registration of a class of debt
debt securities and is                 securities and is to become
effective upon filing                  effective simultaneously with the
pursuant to General                    effectiveness of a concurrent
Instruction A(c)(1), please            registration statement under the
check the following box. |_|           Securities Act of 1933 pursuant to
                                       General Instruction A(c)(2),
                                       please check the following box. |_|

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                    Name of each exchange on which
TO BE SO REGISTERED                    EACH CLASS IS TO BE REGISTERED
-------------------                    -------------------------------
Preferred Share                        Nasdaq National Market
  Purchase Rights

Securities to be registered pursuant to Section 12(g) of the Act:

         NONE
-----------------------
    (Title of Class)

On June 28, 1999, the undersigned registrant entered into the First Amendment effective June 9, 1999 to its Rights Agreement dated of as October 27, 1995 between the Company and ChaseMellon Shareholders Services L.L.C. (f/k/a Chemical Mellon Shareholder Services L.L.C.), as Rights Agent. The undersigned registrant hereby amends and supplements, as set forth below, items 1 and 2 of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 7, 1995 to read as follows:

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.


         On October 27, 1995, the Board of Directors of Recoton Corporation (the "Company") declared a dividend of one Right for each outstanding share of the Company's Common Shares, par value $.20 per share (the "Common Shares"), to shareholders of record at the close of business on November 10, 1995. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a Series A Junior Participating Preferred Share, par value $1.00 per share (the "Preferred Shares"), at a Purchase Price of $100.00 per one one-hundredth of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement as amended (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C. (f/k/a Chemical Mellon Shareholder Services, L.L.C.) as Rights Agent.

         Initially, the Rights will be attached to all Common Share certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. A Distribution Date will occur and the Rights will separate from the Common Shares upon the earliest of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the shares of Common Shares then outstanding1 (the "Shares Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding Common Shares (unless such tender offer or exchange offer is an offer for all outstanding shares of Common Shares which a majority of the unaffiliated Directors who are not officers of the Company determine to be fair to and otherwise in the best interests of the Company and its shareholders).


--------
1 Under the Rights Agreement, for purposes of calculating percentages of Common Shares outstanding, shares of Common Shares outstanding shall include all shares of Common Shares deemed to be beneficially owned by a Person and its affiliates and associates, even if not actually then outstanding.


         Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after November 10, 1995 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 10, 2005, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Share as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except (i) with respect to certain Common Shares issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of certain securities of the Company, or (ii) as otherwise determined by the Board of Directors, only Common Shares issued prior to the Distribution Date will be issued with Rights.

         In the event that a person becomes the beneficial owner of 20% or more of the then outstanding Common Shares (except pursuant to an offer for all outstanding Common Shares which a majority of the Directors who are not officers of the Company and who are not affiliates or associates of such person determine to be fair to and otherwise in the best interests of the Company and its shareholders) (such event, a "Flip-in Event"), each holder of a Right will thereafter have the right to receive, upon payment of the Purchase Price, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value (based on a formula set forth in the Rights Agreement) equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of the Flip-in Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (or by certain related parties) will be null and void. However, Rights are not exercisable following the occurrence of the Flip-in Event until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at a Purchase Price of $100.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase $200.00 worth of Common Shares (or other consideration, as noted above) determined pursuant to a formula set forth in the Rights Agreement, for $100.00. Assuming that the Common Shares had a per share value of $25.00 at such time (as determined pursuant to such formula), the holder of each valid Right would be entitled to purchase eight Common Shares for $100.00

         In the event that, at any time following the Shares Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which it is the surviving corporation but its Common Shares are changed or exchanged (other than a merger meeting certain conditions which follows an offer for all outstanding Common Shares which a majority of the unaffiliated Directors who are not officers of the Company determine to be fair to and otherwise in the best interests of the Company and its shareholders), or (ii) 50% or more of the Company's assets, earning power or cash flow is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon payment of the Purchase Price, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and the Flip-in Event described in the second preceding paragraph are referred to as the "Triggering Events."

         The Purchase Price payable, and the number of one one-hundredths of a Preferred Share or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding cash dividends not in excess of 200% of regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Preferred Shares (other than fractions of one one-hundredth of a share, or integral multiples thereof) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

         At any time until ten days following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Shares or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of such Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common stock of the acquiring company as set forth above, or are redeemed as provided in the second preceding paragraph.

         Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (other than an Acquiring Person or an affiliate or associate thereof), or to shorten or lengthen any time period under the Rights Agreement; PROVIDED,HOWEVER, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         The Rights have certain anti-takeover effects. Exercise of the Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The existence of Rights, however, should not affect an offer at a fair price and otherwise in the best interests of the Company and its shareholders as determined by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until ten days following the Shares Acquisition Date redeem all but not less than all of the then outstanding Rights at the $.01 redemption price.

         The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the form of Rights Certificate, and Amendment No. 1 to the Rights Agreement, the press release announcing the declaration of the Rights and a letter to the holders of the Company's Common Shares (together with a summary of the Rights attached thereto) are attached as exhibits. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement as amended.

Item 2.  EXHIBITS

         4.1 Rights Agreement, dated as of October 27, 1995, between Recoton Corporation and Chemical Mellon Shareholder Services, L.L.C. as Rights Agent

         4.2 First Amendment, dated as of June 9, 1999, between Recoton Corporation and ChaseMellon Shareholder Services, L.L.C. (f/k/a Chemical Mellon Shareholder Services, L.L.C.) to Rights Agreement dated as of October 27, 1995, executed on June 28, 1999

         20 Letter to the holders of Recoton Corporation Common Shares, dated November 10, 1995 (including Summary of Rights)

         99                     Press Release, dated October 27, 1995


                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  June 28, 1999

                                        RECOTON CORPORATION



                                        By: /s/ Stuart Mont
                                           ----------------------
                                           Name:  Stuart Mont
                                           Title: Chief Operating Officer &
                                                  Executive Vice President -
                                                  Operations

                                  EXHIBIT INDEX

EXHIBIT NUMBER                  DESCRIPTION

    4.2 First Amendment, dated as of June 9, 1999, between Recoton corporation and ChaseMellon Shareholder Services, L.L.C. (f/k/a Chemical Mellon Shareholder Services, L.L.C.) to Rights Agreement dated as of October 27, 1995, executed on June 28, 1999